MANCHESTER TECHNOLOGIES, INC.
                               50 Marcus Boulevard
                            Hauppauge, New York 11788


                                  June 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

     Re: Manchester Technologies, Inc. Form 10-K for the fiscal year ended July 31, 2004 and Forms 10-Q for the fiscal quarters ended October 31, 2004 and January 31, 2005 (File No. 000-21695)

Ladies and Gentlemen:

     We have received a copy of your letter dated June 7, 2005 (the "Staff Letter") conveying the comments of the staff of the Securities and Exchange Commission (the "Commission") on the above-referenced periodic reports. The following sets forth the Staff comments and the response of Manchester Technologies, Inc. ("Manchester", the "Company" or "we") with respect to each of the items.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-2

1. It appears your independent registered public accounting firm has not signed the accountant's report. Tell us how you considered the requirements of Article
2.02 of Regulation S-X to include a signed report from the Company's independent accounting firm.

     The record copy of the Form 10-K for fiscal 2004 maintained in the Company's files includes an accountant's report signed by its independent registered public accounting firm. The conformed signature of such firm was inadvertently omitted from the edgarized version of the Form 10-K. We will file an amendment on Form 10-K/A to add the conformed signature of our independent registered public accounting firm to the accountant's report.

Consolidated Statements of Cash Flows, page F-6

2. We note in your statements of cash flows you include separate line items within operating activities for losses from discontinued operations and net cash provided by discontinued operations for the year ended July 31, 2004. However, we also note you have not included a similar line item for discontinued operations for each of the years ended July 31, 2003 and 2002. Please tell us how you considered footnote 10 of SFAS 95 in determining your presentation for discontinued operations in your 10-K and subsequent 10-Q's. Also, if you intend to maintain the presentation of separate cash flow information

Securities and Exchange Commission
June 16, 2005

for discontinued operations, your statements of cash flows should separately disclose cash flows from investing and financing activities related to discontinued operations. Additionally, your disclosure of operating cash flows should show all components of operating cash flow related to discontinued operations rather than the net operating cash flows. Please tell us how you intend to comply with these reporting requirements.

     The Company reviewed paragraph 43 of SFAS 144, "Accounting For the Impairment or Disposal of Long-lived Assets", which requires a company in a period in which a component of an entity has been disposed of or classified as held for sale to reclassify only its income statements for prior periods to report the results of operations of the component as discontinued operations. The Company also noted that under paragraph 46 of SFAS 144 the reclassification of the balance sheet is done for the current year but is not required for prior years. In fact, prevalent practice is to not restate the balance sheet to present assets held for sale as a separate line item in periods prior to meeting the criteria of paragraph 30 of SFAS 144. The Company also reviewed footnote 10 of SFAS 95, "Statement of Cash Flows", which states that an enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation. The periods affected commenced with the third quarter of fiscal 2004 (nine months ended April 30, 2004) through the third quarter of fiscal 2005 (nine months ended April 30,
2005). In the third quarter of fiscal 2004 the Company made a commitment to dispose of the sold IT Business and classified the related assets and liabilities as held for sale. The sale of that business was consummated on May 28, 2004 during the Company's fourth quarter of fiscal 2004. Based on a review of this literature and the facts and circumstances related to the transaction, the Company reflected in its statements of cash flows separate line items within operating activities for the results of discontinued operations and cash provided from discontinued operations for the nine months ended April 30, 2004, the year ended July 31, 2004 and, in the subsequent Form 10-Q's, for the periods ending October 31, 2004 and January 31, 2005, which were all the periods affected by the discontinued operations.

     Given that a cash flow statement using the indirect method presents changes in balance sheet accounts, it could be viewed as being "part balance sheet" and "part income statement" related. The Company believes that footnote 10 of SFAS 95 in conjunction with the balance sheet guidance in paragraph 46 of SFAS 144 does not require the Company to reclassify its prior period statements of cash flows for the previously reported years ended July 31, 2003 and 2002.

     We agree that separate disclosure of cash flows for investing and financing activities related to discontinued operations should be presented for the periods in which reclassifications have been made. However, for all the periods for which separate cash flow information is presented for discontinued operations, the Company had no financing activities related to discontinued operations and the only investing activity related to discontinued operations was the $3,555,000 net proceeds from the sale of the discontinued operations, which was separately disclosed in the statement of cash flows on page F-6 of the fiscal 2004 Form 10-K.

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Securities and Exchange Commission
June 16, 2005

     Based on the Company's understanding of footnote 10 of SFAS 95, the requirement is to report separately operating cash flows from discontinued operations. There does not appear to be a financial statement requirement to separately disclose each of the components of operating cash flows related to discontinued operations. However, the Company has disclosed the primary components of the cash flows from discontinued operations for each period in the "Liquidity and Capital Resources" section of Management's Discussion and Analysis. On page 13 of the Form 10-K for fiscal 2004 it states that "Discontinued operations provided cash of approximately $8.9 million in fiscal 2004 primarily resulting from the collection of receivables and sale of retained inventory subsequent to the sale of the IT Business. Similarly, on page 16 and 15 of the Form 10-Q for the three and six months ended October 31, 2004 and January 31, 2005, respectively, it states that "Discontinued operations provided cash of approximately $737,000 and $718,000 in the three and six months ended October 31, 2004 and January 31, 2005, respectively, primarily resulting from the collection of retained receivables net of payments of accounts payable of the IT Business". As an example, the underlying amounts for the six months ended January 31, 2005 were cash inflows from the collection of receivables of the sold IT Business of $3,004,000 less the cash outflows for the payment of IT Business payables of $2,286,000, which resulted in the $718,000 net cash flows from discontinued operations. Therefore, the Company believes that its disclosures are appropriate and no changes are required.

Note 1.  Operations and Summary of Significant Accounting Policies

(d) Revenue Recognition, page F-7

3. We note on page 4 that you earn revenue as a result of fees received for an extended warranty program in which the warranty is provided by a third party warranty provider. Please tell us whether you record revenue earned from these sales on a gross or net basis and provide the reasons for your conclusions. Refer to EITF 99-19.

     The Company's primary business is the distribution of display technology solutions, plasma display monitors and computer hardware, which comprise substantially all of the Company's revenues. As a minor component of the Company's business, it also offers its customers related extended warranties. The Company commenced distributing the extended warranties described on page 4 of the Form 10-K in fiscal 2002. The revenue earned from warranty sales for each year presented was insignificant and amounted to approximately $13,000, $663,000 and $553,000 for fiscal 2002, 2003 and 2004, respectively, which represented less than 0.1%, 0.4% and 0.3% of total revenues for each year, respectively. The related gross profit was approximately $4,000, $115,000 and $141,000 for fiscal 2002, 2003 and 2004, respectively, which represents less than 1% of gross profit for each of the years presented.

     All plasma and display products distributed by the Company include at least a one year warranty provided by the equipment manufacturer. The Company will distribute an extended warranty product, provided by a third party warranty provider, ranging from an additional one to four years thereafter. The Company pays the warranty vendor for the cost of the extended warranty based on normal payable terms (i.e., net 30 days). When the

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Securities and Exchange Commission
June 16, 2005

Company sells an extended warranty, it provides warranty registration services for the customer and thereafter any obligations are those of the warranty provider. The Company registers the warranty at the time it delivers the warranty and related product to the customer. Therefore, the Company earns and recognizes the revenue for the warranty sale after it has performed the registration services (which occurs at the time the equipment is shipped) and has no further performance obligations.

     The Company records the revenue generated from distributing extended warranties on a gross basis. This conclusion was based on a review of EITF 99-19 and the following facts and circumstances:

     -- The Company has latitude in establishing prices for the extended warranties it offers. Within economic constraints, the Company establishes the selling price of the extended warranty. The Company does not earn a fixed dollar amount per transaction nor does it earn a stated percentage of the amount billed the customer. The Company does not earn a commission or fee. The selling price established solely by the Company determines the Company's gross profit on each sale of an extended warranty.

     --The Company provides a fulfillment service to the customer by completing the required registration process for the warranty for the customer.

     --The Company has discretion in supplier selection and can and does purchase the extended warranty from alternative warranty vendors unrelated to the equipment manufacturers.

     --The Company assumes the credit risk for the amount billed the customer. The Company has full responsibility of collecting the selling price from the customer and the Company must pay the warranty vendor for the extended warranty purchased regardless of whether the customer pays the Company.

     --The Company considered that the warranty vendor performs the warranty services over the life of the service contract. However, the arrangement resulting in revenue for the Company is the distribution of the extended warranty to the customer and, as part of the arrangement, the Company performs the fulfillment service of registering the warranty for the customer.

     Based on evaluating the above indicators, in the aggregate, the Company believes that gross reporting of the revenue from extended warranty sales is appropriate.

4. Additionally, please clarify the nature and terms of the service you provide in these arrangements and when you earn and recognize the related revenues. Furthermore, tell us the amount of revenue earned from these warranty sales for each year presented.

We refer you to our response to question number 3 above.

We also acknowledge that:

     (i) the Company is responsible for the adequacy of the disclosure in this filing;

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Securities and Exchange Commission
June 16, 2005

     (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned.

                                       Very truly yours,

                                       /s/ Seth Collins
                                       Seth Collins
                                       President, Manchester Technologies, Inc.

cc:   Craig Wilson
      Patrick Gilmore
      Kathleen Collins
        Securities and Exchange Commission
      Alan Pearce, Esq.
        Bryan Cave LLP
      Barry R. Steinberg
        Manchester Technologies, Inc.

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